SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          For the month of January 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                Av. Ayrton Senna da Silva, 1633 - 2(degree) andar
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.)

                                 Yes      No  X
                                    ---      ---

                    TELE NORDESTE CELULAR PARTICIPACOES S/A

                           CNPJ No. 02.558.158/0001-18
                             NIRE No. 26.3.0001109-3


                   Minutes of the Board of Directors' Meeting

On January 14 (fourteen), 2004, at 4:00 p.m. and at 4:30 p.m., members of the Board of Directors of Tele Nordeste Celular Participacao S.A. met for the Annual and Special Shareholders' Meeting, respectively, in the City of Recife, Pernambuco at the Hotel Atlante Plaza, located at Av. Boa Viagem, 5426 - Boa Viagem. Present were the Chairman of the Board, Mr. Mario Cesar Pereira de Araujo, and Board Members Marco Patuano and Franco Bertone. Also present were Mr. Rogerio Lyra, Commercial Director, and Mr. Walmir Urbano Kesseli, Financial and Investor Relations Director. Resolutions of the General Shareholders'
Meeting: 1- Financial Statements for Fiscal 2003 and Management Report: After having analyzed the Management Report and Financial Statements for the Fiscal Year ended December 31, 2003, including the Consolidated financial statements, Notes to Financial Statements and Report of Independent Auditors, the Board of Directors decided to approve the above mentioned documents and determined that they be submitted to the General Shareholders' Meeting. 2- Management's Proposal for Allocating 2002 Earnings: Upon providing the necessary clarifications and based on the Financial Statements, the Board of Directors approves the profit allocation proposal, to be decided at the General Shareholders' Meeting. 3-Capital Budget Proposal: In view of the investment program for 2004 presented by Management, the Board of Directors approves the Capital Budget Proposal for 2004, pursuant to the provisions in Article 196 of Law No. 6.404/76, recommending that said proposal be presented at the General Shareholders' Meeting. 4- Tax Benefit Capitalization Proposal: Existing a fiscal benefit generated in fiscal 2003, from the amortization of goodwill paid at the time of the privatization auction, as occurred in other years, the Board approves management's proposal to capitalize said fiscal benefit and determines that it be presented at the General Shareholders' Meeting. 5. Capital Increase proposal, without Issuing Stock: The Board approves the capital increase proposal, without the issuing of stock, in the amount of R$ 84,809,295.15 (eighty four million, eight hundred and nine thousand, two hundred and ninety five reais and fifteen cents), to be submitted to the General Shareholders' Meeting. 6- General and Annual Shareholders' Meeting: In view of the above items, the Board requests that the General and Annual Shareholders' Meeting be called within the legal timeframe and at the earliest possible time, whereby the Chairman of the Board shall consubstantiate the summons instrument. Resolutions of Annual Shareholders' Meeting: 1 - Review and discussion of the Minutes of the Relevant Fact notice regarding TELPE CELULAR S.A.'s incorporation of TELASA CELULAR S.A., TELPA CELULAR S.A., TELECEARA CELULAR S.A., TELEPISA CELULAR S.A. and TELERN CELULAR S.A.: The Board approves by a unanimous vote the publication of the Relevant Fact notice regarding TELPE CELULAR S.A.'s incorporation of TELASA CELULAR S.A., TELPA CELULAR S.A., TELECEARA CELULAR S.A., TELEPISA CELULAR S.A. and TELERN CELULAR S.A., pursuant to the provisions in paragraph 4, Article 157 of Law No. 6.404/76 and CVM Instruction No. 319/99. Having nothing further to be discussed, the meeting was adjourned and these minutes were drawn up, which after having been read and approved, were signed by all Board members present at the meeting.

                            Recife, January 14, 2004.


    Mario Cesar Pereira de Araujo                        Marco Patuano
              Chairman                                Member of the Board



                                 Franco Bertone
                               Member of the Board

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: January 20, 2004

                                        By:  /s/ WALMIR URBANO KESSELI
                                             -----------------------------
                                        Name:  Walmir  Urbano Kesseli
                                        Title: Chief Financial Officer